Snow Lake Announces Closing of Premium Priced Flow-Through Offering

of CDN$7.7 Million

MANITOBA, CAN, September 21, 2023 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium™ (Nasdaq: LITM) (“Snow Lake” or the “Company”) is pleased to announce that, further to its press release dated September 18, 2023, it has closed its best-efforts flow-through financing of 2,133,979 of its common shares (each, a “Share”) at a price of CDN$3.6117 (US$2.67) per Share for gross proceeds of CDN$7,707,291.95 (US$5,697,709.73) (the “Offering”). The proceeds of the Offering will be used exclusively to further the Company’s lithium exploration and development programs in Manitoba.

The Shares were offered for purchase and sale to purchasers in the province of Manitoba on a private placement basis under Canadian law. The Offering was registered under applicable United States securities laws pursuant to a registration statement on Form F-3 filed with, and previously declared effective by, the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended.

The Company also entered into an agreement dated August 1, 2023 and amended September 13, 2023 with Roth Capital Partners, LLC (the “Resale Agent”) to serve as placement agent for resale of the shares purchased in this Offering. In connection with the public offering (the “Public Offering”), the Company filed a prospectus dated August 4, 2023 (the “Shelf Prospectus”) and the Shelf Prospectus supplement dated September 18, 2023 (the “Supplement”) to the Shelf Prospectus relating to the issuance of the publicly offered Shares. The Public Offering price of the Shares offered under the Supplement and the accompanying Shelf Prospectus was determined based upon arm’s-length negotiations among the purchasers, the Resale Agent and the Company. The Resale Agent was issued 86,000 common share purchase warrants at $2.67 per share (the “Resale Agent Warrant”).  The Resale Agent Warrant will expire five (5) years from the date hereof.  The Resale Agent was paid US$109,479.37 inclusive of a corporate finance fee of $91,519.37 with the balance for out of pocket non-legal and reasonable fees and disbursements of Resale Agent’s legal counsel.

CEO Remarks

Frank Wheatley, CEO of Snow Lake, commented: “We are extremely pleased to have closed this premium priced Offering at $2.67 per share, representing a 45% premium to our most recent closing price, minimizing the impact of dilution to our shareholders.

Funds raised through the Offering will allow Snow Lake to continue to execute on its business plan to develop the Snow Lake Lithium™ Project into Canada’s next lithium mine, and to support the EV transition in North America.”

About Snow Lake Resources Ltd.

Snow Lake is a Canadian lithium development company listed on Nasdaq “(LTIM”) with 2 hard rock lithium projects, the Thompson Brothers project and the Grass River project (together the “Snow Lake Lithium™ Project”), in the Snow Lake region of Northern Manitoba.  Snow Lake is focused on advancing the Snow Lake Lithium™ Project through subsequent phases of development and into production in order to supply the North American electric vehicle and energy storage markets.

The wholly owned Snow Lake Lithium™ Project now covers a 59,587-acre site that has only been 1% explored and contains an identified-to-date 8.2 million metric tonnes measured, indicated and inferred resource at between 0.99% and 1.13% Li2O.

Forward Looking Statement This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Lithium™. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward- looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled “Risk Factors” in our registration statements and annual reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors: ir@snowlakelithium.com

Media: media@snowlakelithium.com

Twitter: @SnowLakeLithium

www.SnowLakeLithium.com